================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             ----------------------


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended June 30, 2001

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

                         Commission File Number: 0-26802

     A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                        CHECKFREE CORPORATION 401(k) PLAN


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              CHECKFREE CORPORATION
                           4411 East Jones Bridge Road
                             Norcross, Georgia 30092

================================================================================

                        CHECKFREE CORPORATION 401(k) PLAN


                              FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2001 AND 2000
                      AND FOR THE YEAR ENDED JUNE 30, 2001

                        AND INDEPENDENT AUDITORS' REPORT

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
--------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT                                                                     1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
   as of June 30, 2001 and 2000                                                                  2

Statement of Changes in Net Assets Available for
   Benefits for the Year Ended June 30, 2001                                                     3

Notes to Financial Statements                                                                    4-7

SUPPLEMENTAL SCHEDULE:

Form 5500 Schedule H, Part IV, Line 4i, Schedule of
   Assets Held for Investment Purposes as of June 30, 2001*                                      8-9

* Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT

Plan Administrator and Participants
CheckFree Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CheckFree Corporation 401(k) Plan as of June 30, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2001 and 2000 and the changes in net assets available for benefits for the year ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Atlanta, Georgia
June 14, 2002

                        CHECKFREE CORPORATION 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                    JUNE 30,
                                                                                      --------------------------------------
                                                                                           2001                  2000
                                                                                      ----------------      ----------------
                                    ASSETS
INVESTMENTS, At fair value:
     Mutual funds...............................................................      $  26,237,399         $  28,820,402
     Common collective funds....................................................         23,362,928            23,904,829
     CheckFree Corporation common stock.........................................          6,534,149             7,731,912
     Participant loans..........................................................          1,193,566             1,127,193
                                                                                      ----------------      ----------------
                    Total investments...........................................         57,328,042            61,584,336
                                                                                      ----------------      ----------------

RECEIVABLES:
     Employer contributions.....................................................          3,621,179             2,483,985
     Employee contributions.....................................................            425,127                     -
                                                                                      ----------------      ----------------
                    Total receivables...........................................          4,046,306             2,483,985
                                                                                      ----------------      ----------------

NET ASSETS AVAILABLE FOR BENEFITS...............................................      $  61,374,348         $  64,068,321
                                                                                      ================      ================


See notes to financial statements.

                        CHECKFREE CORPORATION 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                               YEAR ENDED
                                                                                              JUNE 30, 2001
                                                                                            ------------------
    ADDITIONS (DEDUCTIONS):
    Investment income:
         Interest and  dividends................................................            $      4,183,185
         Net depreciation in fair value of investments..........................                 (16,953,983)
                                                                                            ------------------
                                                                                                 (12,770,798)
    Investment expenses.........................................................                    (175,642)
                                                                                            ------------------
                        Net investment loss.....................................                 (12,946,440)
                                                                                            ------------------
    Contributions:
         Employer contributions.................................................                   3,625,179
         Employee contributions.................................................                   8,893,424
         Rollovers..............................................................                   3,000,959
                                                                                            ------------------
                        Total contributions.....................................                  15,519,562
                                                                                            ------------------
    Distributions to participants...............................................                  (5,249,033)
    Administrative expenses.....................................................                     (18,062)
                                                                                            ------------------

    NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                             (2,693,973)

    NET ASSETS AVAILABLE FOR BENEFITS:
         Beginning of year......................................................                  64,068,321
                                                                                            ------------------
         End of year............................................................           $      61,374,348
                                                                                            ==================


See notes to financial statements.

                        CHECKFREE CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
        AS OF JUNE 30, 2001 AND 2000 AND FOR THE YEAR ENDED JUNE 30, 2001


1.       DESCRIPTION OF PLAN

The following brief description of the CheckFree Corporation 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution savings plan covering all full-time employees of CheckFree Corporation (the "Company"). An employee may immediately enroll in the Plan upon attaining age 18 and having completed one hour of service. Employees who have completed 1,000 hours of service and are employed on the last day of the Plan year, or an employee who dies, becomes disabled, or retires during the year is eligible to receive the employer-matching contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1934 ("ERISA").

Administration - The Plan is administered by the Company. AMVESCAP National Trust Company is the trustee and recordkeeper for the Plan. All administrative fees paid to the trustee in order to manage the Plan are paid by the Company. Administrative fees related to loan setup and maintenance charges are paid by Participants and investment expenses are paid by the Plan.

Contributions - Eligible employees of the Company may elect to defer 1% to 15% of their annual income for retirement. The Company matches 100% of the participant's contribution up to a maximum $1,000 contribution per employee in Company common stock. The Company, at its discretion, may make additional matching contributions into the Plan. In 2001, the Company elected to make a discretionary matching contribution up to a maximum of $2,000 per participant; however, no participant's total Company contribution could exceed $2,000.

Participant Accounts - Each participant's account is credited with the participant's contributions and an allocation of the Company's contribution and Plan earnings (losses) and charged with any administrative expenses associated with distributions. Allocations are based on the participant's account balance, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions plus the earnings thereon. In addition, the participants are immediately vested in the matching employer contribution and any discretionary contributions made into the Plan.

Participant Loans - Loans are recorded at an amount equal to their remaining principal balance. Loan terms range from 1 to 15 years, are collateralized by the balance in the participant's account, and bear interest at rates determined by the Plan trustee. Participants may borrow a minimum of $1,000 up to a maximum of 50% of the borrower's plan account, not to exceed $50,000. Interest rates ranged from 7.5% to 10.50% and 6.00% to 10.50% as of June 30, 2001 and 2000,
respectively. Principal and interest are paid ratably through monthly payroll deductions.

                        CHECKFREE CORPORATION 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Payment of Benefits - A participant's account balance may be withdrawn before retirement or termination of employment only upon attainment of age 59 1/2. A participant's account balance may be withdrawn upon retirement (age 62) or termination of employment. A participant must commence receiving benefits by age 70 1/2. A participant may elect to receive the value of his or her account in one or more of the following methods: (a) lump-sum payment; (b) a single or joint and survivor premium annuity contract; (c) partly in cash and partly as a single premium annuity contract; or (d) periodic installments over a period not to exceed 15 years.

Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in any of 16 investment options: IRT International Equity Fund, IRT 500 Index Fund, IRT Stable Value Fund, IRT Total Return Fund, AIM Value Fund, AIM Constellation Fund, Invesco Telecommunications, Invesco Health Sciences, Invesco Leisure, Invesco Technology II, Invesco Financial Services, Invesco Small Company Growth, Invesco Cash Reserves, Bond Fund of America, Janus Mercury, and MAS Midcap Value Investor. Participants may change their investment options at any time during the Plan year.

2.       SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common collective funds are valued at fair value based on quoted market prices of the underlying instruments. CheckFree Corporation common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost which approximates fair value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with various investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

                        CHECKFREE CORPORATION 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

Payment of Benefits - Benefits are recorded when paid.

Reclassifications - Certain prior year amounts have been reclassified to conform to current year presentations.

3.    INVESTMENTS

The following table presents the fair values of investments as of June 30. Investments that represent 5% or more of the Plan's net assets are separately identified:


                                                                                         2001               2000
                                                                                   -------------       -------------
           IRT 500 Index Fund, 397,986 and 377,610 shares, respectively.........   $  11,764,454       $  13,103,075
           AIM Constellation Fund, 458,196 and 341,472 shares, respectively.....      11,152,487          15,052,097
           AIM Value Fund, 839,333 and 246,987 shares, respectively.............       9,862,167          12,013,445
           CheckFree Corporation common stock
                186,317 and 149,951 shares, respectively........................       6,534,149           7,731,912

           IRT Stable Value Fund, 4,707,024 and
                3,352,994 shares, respectively..................................       4,707,024           3,352,994

           IRT International Equity Fund, 220,056 and
                217,748 shares, respectively....................................       4,249,287           4,890,625

           Others...............................................................       9,058,474           5,440,188
                                                                                   -------------       -------------
                                                                                   $  57,328,042       $  61,584,336
                                                                                   =============       =============



During the year ended June 30, 2001, the Plan's investments, including gains and losses on investments bought and sold, as well as investments held during the year, depreciated in value as follows:


              Mutual funds........................................................   $    (11,397,947)
              Common collective funds.............................................         (2,558,421)
              CheckFree Corporation common stock..................................         (2,997,615)
                                                                                     ----------------
                                                                                     $    (16,953,983)
                                                                                     ================



4.    TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated March 11, 1996 that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.    RELATED-PARTY TRANSACTIONS

Administrative expenses and audit fees paid on behalf of the Plan by the sponsor, CheckFree Corporation, were $17,250 for the year ended June 30, 2001. Fees paid to AMVESCAP National Trust Company, the trustee and record keeper for the Plan, were $193,704 for the year ended June 30, 2001.

                              SUPPLEMENTAL SCHEDULE

                       (See Independent Auditors' Report)

                        CHECKFREE CORPORATION 401(k) PLAN
                    FORM 5500, SCHEDULE H, PART IV, Line 4i
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                  JUNE 30, 2001

                                                        DESCRIPTION OF INVESTMENT INCLUDING
PARTY-IN-INTEREST     IDENTITY OF ISSUE, BORROWER,      DATE, RATE OF INTEREST, COLLATERAL,                                CURRENT
  TO THE PLAN          LESSOR, OR SIMILAR PARTY                PAR, OR MATURITY VALUE            SHARES       COST (1)      VALUE
-----------------   -------------------------------    -------------------------------------    --------     ---------- ------------
     *              AMVESCAP National Trust Company    IRT International Equity Fund              220,056               $  4,249,287
     *              AMVESCAP National Trust Company    IRT 500 Index Fund                         397,986                 11,764,454
     *              AMVESCAP National Trust Company    IRT Stable Value Fund                    4,707,024                  4,707,024
     *              AMVESCAP National Trust Company    IRT Total Return Fund                       70,665                  2,642,163
     *              AMVESCAP National Trust Company    AIM Value Fund                             839,333                  9,862,167
     *              AMVESCAP National Trust Company    AIM Constellation Fund                     458,196                 11,152,487
     *              AMVESCAP National Trust Company    Invesco Telecommunications                   8,962                    213,214
     *              AMVESCAP National Trust Company    Invesco Health Sciences                      5,749                    294,841
     *              AMVESCAP National Trust Company    Invesco Leisure                              5,854                    238,944
     *              AMVESCAP National Trust Company    Invesco Technology II                       13,111                    531,538
     *              AMVESCAP National Trust Company    Invesco Financial Services                   8,946                    276,070
     *              AMVESCAP National Trust Company    Invesco Small Company Growth                12,021                    164,211
     *              AMVESCAP National Trust Company    Invesco Cash Reserves Fund                  47,696                     47,696
                    American Funds                     Bond Fund of America                       190,080                  2,446,326
                    Janus Funds                        Janus Mercury                               24,713                    607,185
                    MAS Funds                          MAS MidCap Value Investor                   19,005                    402,720
     *              CheckFree Corporation              CheckFree Corporation Common Stock         186,317    $5,274,607    6,534,149
     *              Participant Loans                  Various participant loans, interest rates                           1,193,566
                                                           ranging from 7.5% to 10.5%,
                                                           maturing through 2016
                                                                                                                        ------------
                                                                                                                        $ 57,328,042
                                                                                                                        ============


(1) Cost amounts not presented for participant-directed funds.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                        CheckFree Corporation 401(k) Plan


Dated:  June 27, 2002                           /s/ Jacquelyn Whitehead
                                                --------------------------------
                                                By:  Jacquelyn Whitehead
                                                Title: Plan Fiduciary